

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

November 20, 2007

Jon W. Swets
Senior Vice President and Chief Financial Officer
Macatawa Bank Corporation
10753 Macatawa Drive
Holland, Michigan 49424

      Re: **Macatawa Bank Corporation**
              Form 10-K for the Fiscal Year Ended December 31, 2006
              Form 10-Q for the Fiscal Quarters Ended March 31, 2007, June 30,
              2007 and September 30, 2007
              File No. 0-25927

Dear Mr. Swets:

      We have reviewed the responses in your letter filed on October 24, 2007 and have the following additional comment.

10-K for the Period Ended December 31, 2006

Note 17 – Hedging Activities, F-32

1.   We have reviewed your response to comment two of our letter dated September 27, 2007. Please tell us the following concerning your interest rate swaps to hedge the cash flows of certain commercial loans:

     •   Please provide us with an example for a specific cash flow hedge of the entity's risk management objective and strategy for undertaking the hedge, including identification of the hedging instrument, the hedged transaction, the nature of the risk being hedged, and how the hedging instrument's effectiveness in hedging the exposure to the hedged transaction's variability in cash flows attributable to the hedged risk will be assessed. Refer to paragraph 28.a. of SFAS No. 133;

- Please tell us the designated risk being hedged related to your Prime based interest rate swaps. Refer to paragraph 29(h) of SFAS 133 and DIG G26;

- Please tell us if you are using critical terms match to assume no effectiveness in the hedging relationship; and

- If you are using the critical terms match method to assume no effectiveness in the hedging relationship, tell us how you meet the criteria of paragraph 65 of SFAS No. 133 for each hedging relationship and your consideration of DIG G9.

You may contact Dave Irving, Staff Accountant, at (202) 551-3321, or me at (202) 551-3490 if you any questions.

Sincerely,

Donald A. Walker, jr.
Senior Assistant Chief Accountant